UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Prairie Operating Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

97751C100

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751C100	13G	Page 2 of 9

1	NAME OF REPORTING PERSONS THRC Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,827,040 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,827,040 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,040 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)

THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), owns 1,827,040 shares of common stock, $0.01 par value per share (“Common Stock”), of Prairie Operating Co. (the “Issuer”). The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company (“THRC Management”). Dan Wilks is the managing member of THRC Management.

(2)

Percentage based on 22,891,901 shares of Common Stock, which is the Reporting Persons’ best calculation of the current outstanding shares of the Issuer based on the following: (a) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024), (b) 8,400,000 shares of Common Stock issued on August 15, 2024 to Narrogal Nominees PTY Ltd ATF Gregory K O’Neill Family Trust (as reported in a Form 4 filed with the SEC on August 19, 2024), (c) 100,000 shares of Common Stock issued on September 30, 2024 to YA II PN, LTD as a commitment fee (as reported in a Form 8-K of the Issuer filed with the SEC on October 4, 2024) and (d) 1,827,040 shares of Common Stock issued on September 30, 2024 to THRC Holdings by the Issuer in a private placement.

CUSIP No. 97751C100	13G	Page 3 of 9

1	NAME OF REPORTING PERSONS THRC Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,827,040 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,827,040 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,040 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	THRC Holdings owns 1,827,040 shares of Common Stock of Issuer. THRC Management is the general partner of THRC Holdings. Dan Wilks is the managing member of THRC Management.
(2)

Percentage based on 22,891,901 shares of Common Stock, which is the Reporting Persons’ best calculation of the current outstanding shares of the Issuer based on the following: (a) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024), (b) 8,400,000 shares of Common Stock issued on August 15, 2024 to Narrogal Nominees PTY Ltd ATF Gregory K O’Neill Family Trust (as reported in a Form 4 filed with the SEC on August 19, 2024), (c) 100,000 shares of Common Stock issued on September 30, 2024 to YA II PN, LTD as a commitment fee (as reported in a Form 8-K of the Issuer filed with the SEC on October 4, 2024) and (d) 1,827,040 shares of Common Stock issued on September 30, 2024 to THRC Holdings by the Issuer in a private placement.

CUSIP No. 97751C100	13G	Page 4 of 9

1	NAME OF REPORTING PERSONS Dan Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,827,040 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,827,040 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,040 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	THRC Holdings owns 1,827,040 shares of Common Stock of Issuer. THRC Management is the general partner of THRC Holdings. Dan Wilks is the managing member of THRC Management.
(2)

Percentage based on 22,891,901 shares of Common Stock, which is the Reporting Persons’ best calculation of the current outstanding shares of the Issuer based on the following: (a) 12,564,861 shares of Common Stock outstanding as of August 8, 2024 (as reported in the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 9, 2024), (b) 8,400,000 shares of Common Stock issued on August 15, 2024 to Narrogal Nominees PTY Ltd ATF Gregory K O’Neill Family Trust (as reported in a Form 4 filed with the SEC on August 19, 2024), (c) 100,000 shares of Common Stock issued on September 30, 2024 to YA II PN, LTD as a commitment fee (as reported in a Form 8-K of the Issuer filed with the SEC on October 4, 2024) and (d) 1,827,040 shares of Common Stock issued on September 30, 2024 to THRC Holdings by the Issuer in a private placement.

CUSIP No. 97751C100	13G	Page 5 of 9

Item 1

(a)	Name of Issuer:

Prairie Operating Co.

(b)	Address of Issuer’s Principal Executive Offices:

55 Waugh Drive

Suite 400

Houston, TX

Item 2

(a)	Name of Person Filing:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to as the “Reporting Persons”:

(i)	THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”). THRC Management (as defined below) is the general partner of THRC Holdings.

(ii)	THRC Management, LLC, a Texas limited liability company (“THRC Management”). Dan Wilks is the managing member of THRC Management.

(iii)	Dan Wilks is the managing member of THRC Management.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o THRC Management, 17018 IH 20, Cisco, Texas 76437.

(c)	Citizenship

(i)	THRC Holdings is a Texas limited partnership.

(ii)	THRC Management is a Texas limited liability company.

(iii)	Dan Wilks is a citizen of the United States.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP No.

97751C100

Item 3	If this statement is filed pursuant to Sec. 240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 97751C100	13G	Page 6 of 9

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

THRC Holdings directly owns 1,827,040 shares of Common Stock of Issuer. THRC Management is the general partner of THRC Holdings, and thereby exercises discretion with respect to the voting and investment decisions. Accordingly, although THRC Management does not directly own the shares of Common Stock, by virtue of the investment discretion exercised by THRC Management with respect to THRC Holdings, THRC Management may be deemed to have beneficial ownership over the shares of Common Stock directly owned by THRC Holdings. Additionally, Dan Wilks is the managing member of THRC Management, and through THRC Management is responsible for the voting and investment decisions relating to the Common Stock held by THRC Holdings. Accordingly, although Mr. Wilks does not directly own the shares of Common Stock, by virtue of Mr. Wilks’s capacity as the managing member of THRC Management, Mr. Wilks may be deemed to have beneficial ownership over the shares of Common Stock directly owned by THRC Holdings.

Item 5	Ownership of Five Percent or Less of a Class.

☐ As of the date of this Report, the aggregate beneficial ownership of the Reporting Persons had been reduced to below five percent (5%).

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as being deemed to be beneficially owned by Mr. Wilks, THRC Holdings and THRC Management is held by THRC Holdings, which is subject to THRC Management’s investment discretion.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 97751C100	13G	Page 7 of 9

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits.

Exhibit 99.1	Joint Filing Agreement by and between the Reporting Persons dated October 8, 2024.

CUSIP No. 97751C100	13G	Page 8 of 9

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2024

Dan Wilks

By:	/s/ Dan Wilks
Dan Wilks

THRC Holdings, LP

By:	/s/ Dan Wilks
Dan Wilks

THRC Management, LLC

By:	/s/ Dan Wilks
Dan Wilks